                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                               AMENDMENT NO. 2 TO

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

           Pursuant to Section 12(b) or (g) of the Securities Exchange
                                   Act of 1934



                              SURETY HOLDINGS CORP.
                    (Exact name of Registrant in its charter)


DELAWARE                                    56-2229054
(State of organization)                     (I.R.S. Employer Identification No.)



850 Fort Plains Road, Howell, New Jersey                         07731
(Address of principal executive offices)                       (Zip code)

Registrant's Telephone Number, including area code: (732) 886-0706


Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

                                     PART I

ITEM 1.  BUSINESS.

(a) DEVELOPMENT OF BUSINESS.

     In June 1999, Surety Holdings Corp., a Florida corporation (incorporated in December 1995), merged with Surety Holdings Corp., a Delaware corporation (incorporated in May 1999). The surviving Delaware corporation ("Surety") continued the Florida corporation's endeavors of pursuing business opportunities. Chalon International of Hawaii, Inc. ("Chalon Hawaii"), the sole subsidiary of Surety, was incorporated in Hawaii in December 1988 for the primary purpose of real estate development, including the acquisition of fee simple land or leaseholds, and the construction of improvements thereon.

     In December 1999, Surety issued 2,000,000 shares of its common stock in exchange for 100% of Chalon Hawaii's outstanding shares in a recapitalization transaction accounted for as a reverse acquisition with a "shell" company. Chalon Hawaii was deemed the accounting acquirer and Surety was deemed the legal acquirer (see Note 3 to Consolidated Financial Statements). Control of a shell company was previously acquired from an existing shareholder by Yoshihiro Kamon who received 90% of the issued and outstanding shares of the Company for $150,000. The purpose of the acquisition was to facilitate the entry of the Company into the public arena, as Surety was at the time a public company, whose shares were included on the National Association of Securities Dealers bulletin board.

     Surety and Chalon Hawaii's (collectively, the "Company") primary focus is the development of a hotel, 18-hole golf course and resort homes on approximately 642 acres of land in the North Kahola district of Hawaii Island in the state of Hawaii (the "Mahukona development project").

     During the past three (3) years, the Company's income was derived primarily from real estate sales, with minimal revenues derived from rental income of property and from cattle sales. The Company has an accumulated deficit, specifically $3,156,328 for the fiscal year ending December 31, 2000. In addition, the Company refined the Mahukona development project, the approvals for which had been obtained years earlier. In the future, however, the Company may not be able to maintain compliance with all applicable conditions of the approvals. The Company has twelve (12) full time employees and one (1) part time employee excluding executive officers and directors. The Company does not have any franchises, concessions, royalty agreements or labor contracts.

     The Company will, of course, be required to, and intends to seek to, comply with federal and state regulations, if any, governing hotels, resorts and golf courses in connection with the Company's proposed operations. Specifically, and without limitation, the Company requires a permit from the State of Hawaii in connection with access from a state highway concerning a crossing by golf carts. The Company is presently in negotiations with the State and exploring alternative plans. The costs and effects of compliance with environmental laws, federal, state and local are not deemed to be material by the Company. In connection with the construction of the hotel, resort and golf course, environmental issues may arise, as well as in connection with the maintenance of the golf course. The Company will, of course, seek to comply with such environmental laws or seek necessary alternatives. The Company does not believe that compliance with existing or probable government regulations will have a material affect on its proposed business.

     Although the Company believes that its concept for the Mahukona development project is unique, it will, nevertheless, face competition from existing hotels, resorts and golf courses, as well as any others that may be constructed in the future. The competing hotels, resorts and golf courses will have been previously established and may be better financed. In that context, it is difficult to assess the impact on the Company's proposed Mahukona development project by the existing and potential competition. The Company operates in a highly competitive market with extremely high barriers to entry.

     In addition, the Company's business and its proposed development are subject to various other risk factors including but not limited to general economic conditions, available financing conditions specific to the property, unfavorable local, regional, national and international developments, weather condition, federal, state and local regulations pertaining to property development.

(b) NARRATIVE DESCRIPTION OF BUSINESS.

CHALON HAWAII

Chalon Hawaii owns approximately 16,000 acres of fee simple land in North Kahola district of Hawaii Island (The Big Island), in the State of Hawaii, USA.

     In December 1988, Chalon International of Hawaii (Chalon Hawaii) was established in Hawaii, as a subsidiary of Chalon Corporation, a Japanese corporation. Chalon Hawaii was established to acquire, own and develop the vacant land in North Kohala, (Kohala Land). The Kohala Land consisted of about 19,384 acres, the majority which is zoned for agriculture. The land had been used for sugar cane production for approximately 100 years until the early 1970's when the facility was closed. After the cessation of the sugar cane operations there were no major activities on the land, which was left vacant. In December 1988, Chalon Hawaii acquired the Kohala Land. In addition, Chalon Hawaii acquired 235 acres in September 1989, and 164 acres in December 1991 for the expansion of the Mahukona Resort Development. Chalon Hawaii has, since 1989, worked with the local Kohala community for the master planning of the development and is intending to develop a New Style Health community, utilizing eco-management of the excellent natural environment. The plan is more than just building a resort area; it is a plan to integrate an existing community with a new development plan for the 16,000 acres of land, which is expected to include housing, recreational facilities, farming, historical assets and commercial business institutes.

     The Mahukona property consists of approximately 642 acres of land. Chalon Hawaii has already acquired the necessary governmental permits for the developments of a hotel, 18-hole golf course and approximately 87 sites for resort homes. Located on the leeward (dry) side of the island, with resort permitting in place, and general community and government acceptance as a resort location, Mahukona is a valuable and critical component of the overall master plan strategy. In keeping focused on an eco-based theme for the master plan, and working towards Chalon's corporate goals, the Mahukona Resort will:

     1. Emphasize sensitivity to the Hawaii environment, culture, human physical and spiritual health, practicality, comfort and quality accommodations.

     2. Provide access to the unique, semi-exclusive Hawaiian eco-activities on the Chalon land.

     Although there is no assurance that this will, in fact, be the actual total cost, it is expected that the total current cost for the Mahukona Development will be approximately $70,000,000-$75,000,000. This estimated cost currently includes a 100 room hotel, 100 bungalow units, 87 lot units for residential homes (land only, costs for building the homes are not included) 18-hole golf course and sports facilities.

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


     In developing the property, the Company will rely upon a pool of experienced and talented entities and individuals. One entity is the Lake Forest Resort Development Team which is lead by Shoichi Kamon, who has extensive experience in real estate development. The Company does not have agreements with Lake Forest Resort Team and TFP Inc. At this time it is anticipated, however, that the Company will enter into agreements with them in the future.

     Another entity, TFP Inc., headed by Toru Yamaguchi, is a planning. engineering and golf course design company. Mr. Yamaguchi's academic and practical experience for civil engineering contributes to keeping costs down on the construction of a Golf Course. TFP has been working with Chalon since the Lake Forest Development. TFP, Inc., has extensive experience in planning of housing projects as well as golf course projects all over Japan and Hawaii. Chalon Corp. owns 30% and Y. Kamon owns 3% of the total issued outstanding shares of TFP, which is involved in almost all of the Chalon resort projects. Yoshihiro Kamon and his immediate family beneficially control TFP, Inc.

     Additionally, Eco-Resort Management Co. is a company that is a spin-off from Chalon International Co., created to be exclusively in charge of resort management. Eco-Resort Management Co. operates Lake Forest Resort in Kyoto, Japan. Chalon International established in 1989 is a spin-off of Chalon Corp. established in 1968 by Shoichi Kamon with a small restaurant in Osaka, Japan. Since then, Chalon International Co. has grown into a diversified international hospitality company, specializing in restaurant, hotel and recreational projects in Japan, USA, Hong Kong and China. Lake Forest Resort is Chalon International's flagship facility that has 45 Holes of golf, hotels and a variety of sports facilities. Lake Forest is a membership resort, with many corporate members.

     The Company believes Kohala Coast Resort Area is one of the most luxurious resort areas in the US. The price range of accommodations in this area start from at approximately $300 per night (no ocean view). Mahukona Resort is approximately a 20 minute drive from the north point of the Kohala Coast Resort Area. The relation between Mahukona Resort and Kohala Coast Resort is similar to Kapalua Resort and Kaanapali Resort in Maui or Kahala Hilton and Waikiki in Oahu. This means Mahukona is more isolated and an eco-related facility compared to Kohala Coast Resort Area. Our strategy is to utilize Kohala Coast's luxury image and price range without competing with their resorts. We expect to emphasize a "New Style of Development", which is far beyond the regular resort development. Chalon Hawaii has acquired necessary zonings. SMA (Special Management Area) Use permit and Golf Course Use Permits. In order to complete the construction, Chalon will, however, require various governmental permits. It is anticipated, although there can be no assurance because of various factors beyond the Company's control, that permits will be obtained and construction may be completed in approximately four years. The estimated completion date is predicated upon the satisfaction of a number of contingencies which are beyond the Company's control including, but not limited to financing etc. The following is an estimated time frame subject to the fulfillment of various conditions.

HOTEL/BUNGALOWS

Plan Approvals            6-18 months
Building Permits           2-4 months
Construction             12-24 months

GOLF COURSE

Grading Permits          Completed
Permit to utilize state lands for a cart underpass service: Discussion Stage:
Questionable
Construction             12-24 months

HOUSE LOTS

Engineering Drawings     10-12 months
Final Subdivision          3-4 months
Construction             12-24 months


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LOCATION.

     The State of Hawaii (the Aloha State) was admitted as the nation's 50th state in 1959. It consists of eight major islands and 124 minor islands which form a chain extending over 1,600 miles across the mid-Pacific Ocean.

     With more than twice the landmass of all other Hawaiian Islands combined, the nickname Hawaii's "Big Island" fits perfectly. At 4,028 square miles in size, the Big Island is larger than the State of Connecticut, USA. Hawaii is the youngest island in the chain (being 35 million years old) and the southernmost point of the United States is on this island. The Big Island was formed by five volcanoes, the world's most active and safest volcano, Kilauea, which has become one of the island's most popular visitor attractions.

     Hawaii Island is almost a "Mini Continent" by itself, offering everything from active volcanoes to quiet sandy beaches; from dense tropical rainforests to verdant pasturelands. A huge variety of marine life flourishes along Hawaii's Mauna Kea, the tallest mountain at 13,736 feet in the Pacific Basin. The Big Island provides astronomers with the best stargazing on the planet earth. The diverse background of the Big Island residents creates an exciting blend of cultural heritage. The Company believes that the population's ethnic makeup as of 1996 was 40% Caucasian, 58% Asian or Pacific Islander and 1.8% mixed non-Hawaiian.

     Between Kona Airport and Mahukona, the area is called "Kohala Coast Resort Area". The destination resorts along the Kona Kohala Coast are located on the northwestern shore of the island and begin six miles north of Kona International Airport. Boundaries of the Kona Kohala Coast region are marked by the Mauna Kea Resort to the north, Ka'upulehu to the south with the Mauna Lani Resort and Waikoloa Beach Resort in between. There are 3,618 visitor units to choose from, including condos, one and two bedroom oceanfront suites, oceanside villas, bungalows, thatched huts and private vacation homes. Island wide, there are 9,490 visitor facilities accommodations, including Bed & Breakfasts. Resort sport and fitness facilities have over 55 tennis courts, 7 championship golf courses (126 holes), an executive putting course and 6 spas. Other resort activities include scuba, snorkeling, glass-bottom boating, windsurfing, deep-sea fishing, hunting, horseback riding, sightseeing, whale watching
(in season), sailing and kayaking.

     The Mahukona project land is located on the west (leeward coast) of the District of North Kohala with about an hour drive time from the Keahole-Kona International Airport and 20 minutes from Mauna Kea Beach Hotel, which is located on the north part of Kohala Coast Resort Area. The climate of the area is generally warm, arid and savanna-like. Daytime temperatures range from about 89 degrees F. in the summer months to about 82 degrees F. in the winter months. Rainfall in the project area averages approximately 14 inches per year.





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CHALON'S KOHALA LAND MASTER PLAN.

     Chalon's Kohala Land is located at the northern end of the island of Hawaii, in the District of North Kohala. This island jewel with its mild weather, untouched natural features, unsurpassed scenery and deep historical and culture values is becoming one of the world's leading health resort area. Within half an hour drive of Chalon's land is the famous Kohala Resort Area. It was Lawrence Rockefeller who first realized the potential of this area when he developed his favorite retreat at the Mauna Kea Beach Hotel in the 1960's. Chalon's land in Kohala was formerly owned by Castle and Cooke, one of Hawaii's largest corporations, whose Dole Food label is well-known across the nation. A plantation existed for over 100 years on these lands before increased competition and rising costs forced its closure in 1975. Since that time, little economic activity has been developed within North Kohala. The various villages of Kohala create an aggregate population of about 4,200 people. The principal area of employment of Kohala residents is in the resort and support communities of nearby South Kohala.

     Throughout today's world, the long range importance of solving environmental issues is an ever increasing consideration and commitment. During discussion of the global environment, land development is frequently thought to be yet another of man's burdens placed on natural eco-systems. This idea was anchored in past disorderly development, which generally did not include a specific concern for future impacts. The main objective of Chalon is not only to pursue profit, but also to implement a clear vision of an improved community that will continuously seek to maintain harmony with nature.

     In these regards, Chalon decided the best method to understand their land was to seek involvement from the local community through open dialogue and exchange of ideas. A Citizens Participation Committee (CPC) was formed to assist Chalon. The CPC was formed by Chalon to examine existing plans and conditions in the North Kohala area. To facilitate the evaluation and recommendation proceeds, the CPC was broken down into 6 different sub-committees: Housing, Public Infrastructure/Recreation, Historic Sites, Land Use - Agriculture, Land Use - Commercial/Industrial and Natural Resources/Environmental Quality. The Citizen Participation Committee "CPC" was not formed as a result of any litigation. Rather, CPC was formed to encourage and enhance communications with the local citizens of Kohala.

     With strong support by the local Kohala community, Chalon Hawaii may develop a new type community utilizing eco-management of the excellent natural environment of Kohala. In essence, this plan means more than just building a resort area. Currently, it may integrate an existing community with a new development plan for the approximately 16,000 acres of land, which may include housing, recreational facilities, farming, historical assets and commercial business institutes. Simultaneously, however, the Company continues to sell parcels of land to the public. Historically, new developments were isolated from the existing community, i.e., gated community, private beach, etc. Chalon's concept of development is not to "isolate" but to "integrate" the resources of the existing community. Chalon has not decided how many acres will be set aside for farming, historical assets and commercial business institutions, the detail plan will be decided based on Bulk Land Sales procedures. With respect to historical sites, in the Mahukona development project, about 11 acres were set aside for historical purposes, zoned "open". Some of the land, may, however, be sold, under the appropriate circumstances.

     Chalon has already acquired the necessary governmental development approvals, as discussed later, in the Mahukona area for the Kohala Land. This will be the flagship facility for the master plan of the area community. The tourist and owners of the Chalon land may expect to enjoy sophisticated facilities for dining, sports and relaxation during their stay in Kohala. The Company has not, however, entered into any agreements with any restaurants at this time.

     It is anticipated that the land values will be enhanced by the multi-purpose uses, i.e., land sales, resort, residential lots, bulk land, and timeshares.

MAHUKONA RESORT DEVELOPMENT.

     Development Concept

     The Mahukona property consists of approximately 642 acres of land. Chalon has acquired the necessary governmental permits for the development of a hotel, restaurant(s), an 18-hole golf course and approximately 87 lots for resort homes.

     Located on the leeward (dry) side of the island, with resort permitting, as discussed later, in place and the general community and government acceptance as a resort location, Mahukona is a valuable and critical component of the overall master plan strategy.

     In keeping with the eco-based theme of the master plan and working towards Chalon's corporate goals, the Mahukona Resort will, as presently planned:

     (1) Emphasize sensitivity to the Hawaii environment, culture, human physical and spiritual health, comfort and quality accommodations.

     (2) Provide access to unique, semi-exclusive Hawaiian eco-activities on which the Chalon land has.

     (3) Cater to the U.S. "Baby Boomers" market. This large, well-educated and affluent segment of the U.S. comprises 75% - 80% of the current Kohala eco-activities users. Also, recent land sales have been almost exclusively to this market as well. It is anticipated that by satisfying their expected (real or perceived) standards for a quality eco-active resort, the resort will appeal to very large potential market.

     18-Hole Golf Course. It is an ocean view golf course along the shoreline. Emphasis during design, construction and operation will be on environmental sensitivity.

     Plantation Cottage Hotel. It is anticipated that by blending together with ecological sensitive concept of the Caribbean's highly successful Maho Bay and Harmony "Eco-Resorts" and the culturally sensitive Waimea Plantation Cottages on Kauai along with the hint of the quality and comfort of the Four Seasons Hualalai and Kona Village, the proposed Plantation Cottages Hotel of Mahukona will be an appropriate gateway to the Kohala experience. The Company anticipates having approximately 120 rentable rooms in the planation Cottage Hotel.

     1-Acre Estate Lot Subdivision. These will offer individuals and corporations the opportunities to become a part of the Chalon Mahukona/Kohala development. The Mahukona Mauka parcel located above the highway offers future opportunities for intensive development and adjustments to the market.

     Sports Facility. Tennis courts, putting green, driving range and spa facilities are planned to develop as additional sports facilities.

     Restaurants. Plans for various restaurants have been developed. The food served will include western food, hawaiian style pan-pacific food, teppanyaki and shabu-shabu.

     Bungalow. Each bungalow is intended to have 4 units and each unit will have 2 bedrooms, living room and dining area. The Company anticipates having 80 units of rentable bungalows. The exact number of rooms and units will depend upon a number of factors and plans which have not yet been resolved.

     Governmental Permits for Development

     The Company believes that the average occupancy rate in the Kohala area was 68.00% in 1999 according to a published industry source.

     Chalon has acquired the following necessary governmental approvals for the development of its projects:

     State Land Boundary Amendment: Amendment to the State Land Use Boundary Map from Agricultural to Urban, 14.3 Acres. (SLU 853 dated November 17, 1993)

     County Zoning Code: Amendment to the County Zoning Code, changing the district classification from Unplanned (U) to Agriculture (A-1a), resort-Hotel (V 2.0) and Open (O). (REZ 747 dated November 17, 1993)

     Special Management Area (SMA) Use Permit: The Planning Commission approved SMA Use Permit No. 341, dated June 24, 1993

     Golf Course Use Permit: The Planning Commission approved Golf Course Use Permit No. 111, dated June 24, 1993

     The prior approvals obtained for the Mahukona Development project in 1993 were conditional; that is, each approval was subject to various conditions of approval. Certain of these conditions of approval contain time limits or financial compliance requirements, which if not met, may ultimately result in legislative and/or administrative actions to void or revoke the prior approvals. The effect of such adverse actions would be to return the land entitlements to the former zoning, or more appropriate zoning as determined by the County of Hawaii. Chalon Hawaii has continued to maintain the prior approvals through compliance with all applicable conditions. In the future, however, the Company may not be able to maintain compliance with all applicable conditions.

     Approval of an environmental assessment and a permit to utilize state lands for a cart underpass servicing the golf course, which must go under a state highway, must still be obtained. No documents have been filed seeking a permit to utilize state lands for a cart underpass. These requirements resulted, in part, from an appeal filed by a citizens group challenging Chalon Hawaii's approvals, and it can be anticipated that this group will appeal future approvals or permits. There can be no assurance that such litigation will be favorably resolved. An adverse outcome of such litigation will adversely impact the Company's development plans.

     The Hawaii Supreme Court remanded the processing of any further agency actions for proceedings consistent with its opinion in the Citizens for the Protection of the North Kohala Coastline v. County of Hawaii, 91 Haw.94; 979 p.2d 1120 (1999). The Mahukona Development environmental impact statement requirement was triggered by the proposal to construct two golf cart under passes under the State highway. In Hawaii, litigation over the requirements for environmental assessments/environmental impact statements and their effect on existing and proposed permit approvals is an evolving area of law. In light of past litigation, it is probable that a challenge will be made against the project whether an environmental impact statement is conducted or not. Because of the evolving state of the law in this area, there may also be an attempt to again invalidate the prior 1993 permit and legislative approvals. Chalon Hawaii has initiated a redesign of the Mahukona development project to avert or mitigate the need for an environmental impact statement. Chalon Hawaii is fully aware of the situation and is taking all feasible actions to mitigate the risk to the prior approvals in its redesign effort.

     After the approvals, the zoning acreage breakdown is for the 642 acres is:

     V2.0 (Resort)                                          14 Acres
     Ag.1                                                  267 Acres
     Ag.5                                                  307 Acres
     Conservation District                                  43 Acres
     Open                                                   11 Acres


Summary: A description of the significance of each type of zoning referred to above is as follows:

V2.0: "V" stands for resort zoning. The number following the "V" indicates the density allowed for that zoning category. For Mahukona, the "2.0" means the required land area, in thousands of square feet, for each rentable unit. Therefore, at 14.324 acres, the Mahukona resort zoned area is permitted 312 units. The height limit in this zone is 45 feet. The minimum building area is 15,000 square feet, requiring residential lots be at least 15,000 square feet in size.

Ag.1: "A" stands for agriculture zoning. The number following the "A" together with the lower letter "a" indicates the minimum number of areas for each building site. For Mahukona, A-1a and A-5a means zoning for 1 acre and 5 acre sized lots. The height limits for residential structures is 35 feet and 45 feet for all other structures. Hotels, condos or other commercial or industrial uses are not permitted in this zone.

Conservation District: The "Conservation District" is not a County Zoning designation; it is a designation by the State of Hawaii. The State of Hawaii zones the Counties then zone lands to fit each category except for the Conservation District which is under the jurisdiction of the State Board of Land Natural Resources as provided in State law.

Open: "O" stands for Open zoned district. Permitted uses are parks, historical/cultural areas, and other open natural features.



     Infrastructure System

     Water. Although other developments in west Hawaii suffer from shortage of both portable and irrigation water, North Kohala is very rich with water resources. Portable water will be supplied to the site from wells in the northern part of Kohala through pipelines. Irrigation water will be supplied by Kahola Ditch Water System that was developed about 100 years ago for sugar cane.

     Electricity. Chalon has been conducting research for electricity system alternatives. Cogeneration System is one of the options and Chalon will decide the most cost efficient system.

Final water plan for Mahukona is under negotiation with County Water Department.

     Development Team

     In developing the property, the Company will rely upon a pool of experienced and talented entities and individuals. One entity is the Lake Forest Resort Development Team, headed by Shoichi Kamon, founder of the Chalon Group, who has extensive experience in real estate developments over the past 30 years. His experience includes more than 50 restaurants, 5 hotels and the Lake Forest Resort in Kyoto, Japan. His development style is based on his management experience in the hospitality industry, concentrating on the importance of integrating beauty and efficiency.

     TFP, Inc., headed by Toru Yamaguchi, is a planning, engineering and golf course design company. The Company believes that Mr. Yamaguchi's academic and practical experience in civil engineering will contribute to keeping costs down on the construction of a golf course. TFP, Inc., has extensive experience in planning housing projects in Japan and Hawaii. In developing its Mahukona property, the Company may utilize the experience of TFP, Inc. Yoshihiro Kamon and his immediate family beneficially control TFP, Inc.



     Expected Construction Cost (US$)


GOLF COURSE (Not including Club House)                                 5,900,000
HOTEL                            Entry Road                            1,200,000
                                 Hotel                                22,000,000
                                 Bungalows                            17,700,000
                                 Park improvement                      3,100,000
   Sports Facility                                                       600,000
   1-Acre House Lots                                                  10,800,000
   Off Site Infrastructure                                             9,400,000
   Total                                                              70,700,000

     There is of course no assurance that the project can or will be completed at the estimate cost, which is based on many variables which can and will change.

Management Team

     Eco-Resort Management Co. is a company that was spun off from Chalon International Co. to be exclusively in charge of resort management. Eco-Resort Management Co. operates Lake Forest Resort in Kyoto, Japan. Chalon International was established in 1968 by Shoichi Kamon with a small restaurant in Osaka, Japan. Since then, Chalon International has grown into a diversified international hospitality company, specializing in restaurants, hotels and recreation projects in Japan, USA, Hong Kong and China. Chalon International is a subsidiary of Chalon Corp. and is engaged in the business of managing the operations of the facilities owned by Chalon Corp. The experience and expertise of Chalon International may be available on an as needed basis either gratuitously, or on terms and understandings to be negotiated, to the Company in connection with the Mahukona development project.

     Computer Software known as The Total Resort Operation Systems has been developed by Lake Forest Resort System Engineering Team. It is an internal PC Networking system, which includes member database, golf, sports facilities and F&B management. No intellectual property protections have been obtained for the system by Lake Forest.



     Existing Luxury Facilities in Kohala Coast

     Although the Company believes its proposed Mahukona development project will be unique, the Company will face significant competition in each of its proposed business operations, i.e., hotel, resort, golf courses and land sales. Numerous competitors are larger, well known and have greater resources than the Company. There can be no assurance that the Company will be able to compete successfully or that the Competition will not have an adverse effect on the Company's operating results. Moreover, the Mahukona development project may suffer as a result of its isolation, lack of Sandy Beach, lack of commercial facilities, lack of area restaurants, lack of critical supporting commercial facilities.

     However, a strength of the Mahukona development project is its excellent location, dramatic coastline and ocean view and that it is distinctly separate from the hustle and bustle typical of the populous resorts.

     The following is a brief description of some of the competition that the Company will face in its proposed business:

     Hotels

     Mauna Kea Beach Hotel - (310 Rooms). The very first resort to open along the Kona Kohala Coast. This was Lawrence S. Rockefeller's retreat and now houses a portion of his Asian art and Hawaiian quilt collection. Recently remodeled, overlooking a crescent of white sandy beach and Kauna Koa Bay, all rooms have lanais, Cable television (available on request), swimming pool, 13 tennis courts, beach and 6 shops. Shuttle service and reciprocal charging privileges with the adjacent Hapuna Beach Prince Hotel.

     Hapuna Beach Hotel - (350 Rooms). Opened in 1994 on the island's best beach, this is Mauna Kea's sister hotel and the two properties are adjacent, with reciprocal privileges. Carpeted guest rooms with marble bathrooms, 36 suites, with all rooms overlooking the ocean, hotel pool, hot tub and five restaurants. The showpiece of this hotel is an 8,000 square foot, four-bedroom suite with its own swimming pool.

     Mauna Lani Bay Hotel - (350 Rooms). A refined atmosphere permeates this hotel whose rooms have recently been redecorated in shades of white with linen and cotton, along with teak furnishings. If money is no object, the $3,000 to $4,000 per night bungalows come with a butler, limo and private pool. This is the home of the annual Senior Skins Game. There are two spectacular golf courses. The signature hole is the 15th on the South Course where golfers tee off over a wide expanse of ocean. Mauna Lani is also home to the annual event of the Sun Food Celebration in July, a four-day event featuring renowned chefs and vintners from sunny climes.

     Hilton Waikoloa - (1,240 Rooms). Children especially love this resort hotel, whose 62 acres are navigated by monorail or boat. There is a swimming pool nearly an acre in size with a 175 foot water slide, several smaller pools, a lazy river, man-made beach and a four-acre lagoon where a chosen few (drawn by lottery) can experience an encounter with dolphins. The three buildings of the resort are elaborately landscaped and a multi-million dollar Pacific Island Art Collections housed in the corridors of the hotel. In addition, guests may enjoy privileges at 2 golf courses, 3 pools, 8 tennis courts, a spa, 7 restaurants, 6 bars and a lively disco.

     Four Seasons Hotel - (243 Units). The Big Island's newest resort features 32 low-rise bungalows along the ocean, each housing six or eight guest rooms and four golf club bungalows along the golf course. The rooms breathe the tropical elegance with sisal carpeting, natural slate floors, Hawaiian artwork from an earlier era and louvered sliding doors of dark wood. Some suites have outdoor garden baths with showers that fall from lava ledges, private plunge pools and whirlpools.

     Golf Courses

     Seven Championship courses, all on the Kona Kohala Coast, offer visitors a total of 126 holes with a view. The Mauna Lani's Francis H. Brown Golf Courses are home to the annual Senior Skins Game. The Waikoloa Resort hosts the Kings' Cup and Tiebreaker and the newest, Hualalai, is the home of the PGA's MasterCard Championship.

     Mauna Kea Golf Course. The Mauna Kea Golf Course offers dramatic elevation changes and spectacular views. Consistently top rated, this 18-hole championship golf course is one of Hawaii's most unique challenges. Amenities include a pro shop, driving range, practice green, restaurant and fitness center.

     Hapuna Golf Course. A unique, environmentally sensitive golf course, the Hapuna Golf Course is a link-style 18-hole championship course. It offers the golfer an ultimate challenge with sweeping panoramic views of the Kohala Coast and the volcanic peaks of the Big Island. Amenities include a pro shop, driving range, practice green, restaurant and fitness center.

     Muana Lani Golf Course. Characterized by rolling terrain and groves of kiawe trees, the North Course is built on an ancient lava flow. Feral goats frequent the fairways and the course's signature hole is a par three which hits from an elevated tee into a natural amphitheatre of lava. Amenities include a pro shop, two driving ranges, practice green, lessons, rentals, on-course refreshment cart and restaurant.

     Waikoloa Kings Course. Designed by Tom Weiskopf and Jay Morrish, the Par 72 link, 7,000 yard layout of Waikoloa's Kings' Course features six major lakes and approximately 75 bunkers. The sophisticated bunker strategy and multiple tee placements work together to create a challenging and fun course. Amenities include a golf shop, complete practice facility, golf academy, hotels, condominiums, restaurant and lounge.

     Four Seasons Golf Course. This 18-hole Jack Nicklaus golf course was crafted with extreme sensitivity to the land. Winding over 7,100 yards, this carefully groomed course flows across brilliant green fairways contoured against black lava, ending at the ocean where the finishing holes capture the drama and beauty of direct seaside golf. Amenities include a short game practice area, 30-station driving range, sand bunker, golf shop, men and women's locker rooms and restaurant.

Local Resort House Lot Markets

     There are a number of resorts in the area that offer residential lots for sale. One resort is known as the Mauna Kea Resort which offers three different locations for residential lots. The company believes that prices for residential lots at the High Bluffs location at the Mauna Kea Resort range from approximately $1,250,000 to approximately $1,750,000. Prices for lots at two other locations within Mauna Kea Resort may be higher or lower than those at the High Bluffs. Another resort was formerly known as Mauna Lani but is now known as Forty-Nine Black Sand Beach. The Company believes that lot prices range from $300,000 to a few million dollars. The Company believes that Toyota built a corporate retreat on two lots with a combined costs of $10 million dollars. Additionally, Nintendo built a corporate retreat on two lots that the Company believes the combined real estate cost was approximately $10 million dollars. It is the Company's opinion that its residential lots, when approved and improved, will be of significant value. As real estate is unique and each and every lot has unique characteristics there can, of course, be no assurance that the Company's residential lots can, in the future, be sold for prices similar to previous sales in the area. In addition, real estate sales of resort lots are influenced by factors beyond control of the Company, such as the economy, inflation, consumer confidence, etc.

OKINAWA DEVELOPMENT PROJECT

     The notes, which are due six months after date of issuance and bear interest at the U.S. prime rate plus one percent, may be converted to equity interests in Marine Forest in 2001.

     Marine Forest presently operates two restaurants and a convenience store in the Okinawa Airport. In addition, it has undertaken a resort project and has obtained government approvals in 1995 for construction of a hotel and 18 hole golf course on property it owns and/or leases for that purpose. The project is at the very earliest stages with the beginning of the construction of the entry road and mass grading of the property for future construction of the hotel. The site is located in Sedaka of Nago City which is about one hour drive from Okinawa International Airport.

     Pursuant to six (6) promissory notes, during 2000, and four (4) promissory notes in 2001, the Company advanced Marine Forest Resort, Inc., $9.75 million ($7.8 million during 2000 and $1.95 million in 2001) to initiate the Company's development endeavors in Okinawa, Japan. The notes bear interest at the U.S. Prime rate (9.5% at December 31, 2000) plus one percent. Under their original terms, the notes are due six months after date of issuance. However, management has indicated that it does not expect payment on these notes during the year ended December 31, 2001. The Company and Marine Forest may enter into an agreement which would result in the Company's managing the resort facility and obtaining a management fee. In addition, the Company and Marine Forest may enter into an agreement the result of which is to convert the outstanding loans into equity in Marine Forest. The terms and conditions of either of the proposed agreements have not been negotiated or agreed on and, accordingly, there can be no assurance that either one or both of the possible agreements will over be reached. The relationship between the Company and Marine Forest is that of a lender and borrower. Yoshihiro Kamon and his immediate family beneficially control Marine Forest Resort, Inc.

     The following schedule of notes reflects the details of each of the unsecured loans made by the Company to Marine Forest:

DATE OF NOTE        AMOUNT         INTEREST RATE       DUE DATE       EXTENDED
6/8/00            $1,900,000           10.50            12/7/00        6/7/01
------------------------------------------------------------------------------
9/24/00           $1,000,000           10.50            2/23/01        8/23/01
------------------------------------------------------------------------------
10/11/00          $  400,000           10.50            4/10/01       10/10/01
------------------------------------------------------------------------------
11/8/00           $  500,000           10.50            5/8/01        11/8/01
------------------------------------------------------------------------------
11/15/00          $3,000,000           10.50            5/14/01       11/14/01
------------------------------------------------------------------------------
12/19/00          $1,000,000           10.50            6/17/01
------------------------------------------------------------------------------
1/14/01           $1,000,000           10.00            7/23/01
------------------------------------------------------------------------------
2/23/01           $  500,000            9.50            8/22/01
------------------------------------------------------------------------------
3/31/01           $  200,000            9.00            9/22/01
------------------------------------------------------------------------------
5/23/01           $  250,000            8.00            11/23/01
------------------------------------------------------------------------------
TOTAL             $9,750,000
------------------------------------------------------------------------------

     Marine Forest primarily used the loans to repay other loans, the proceeds of which, were used for land acquisition and costs in connection with obtaining the governmental approvals for the construction of the resort. Some funds may have been used as working capital in connection with the initial construction at the project.
                                     12

       ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

OVERVIEW

The Company's primary focus is the development of a hotel, 18-hole golf course and resort homes on 642 acres of land in the North Kahola district of Hawaii Island in the state of Hawaii (i.e. the Mahukona development project).

The current operations of the Company (discussed below) include the sale of its non-Mahukona development project real estate and other ancillary activities, all of which are deemed to be not the future of the Company's business.

RESULTS OF OPERATIONS

The following table sets forth the statements of income of the Company for the years ended December 31, 2000 and 1999:

                                              2000               1999
Real estate sales                         $ 14,145,000        $ 3,483,000
Rentals                                        336,000            379,000
Cattle sales                                   488,000            305,000
Water and other                                251,000            174,000
                                          ------------        -----------
    Total revenues                          15,220,000          4,341,000
                                          ------------        -----------

Cost of real estate sales                    4,954,000          1,907,000
Cost of rentals                                133,000            149,000
Cost of cattle sales                           163,000            204,000
Cost of water and other                        200,000            206,000
                                          ------------        -----------
    Total cost of revenues                   5,450,000          2,466,000
                                          ------------        -----------

Gross profit                                 9,770,000          1,875,000
General and administrative expenses          1,257,000            819,000
                                          ------------        -----------
Income from operations                       8,513,000          1,056,000
                                          ------------        -----------


Interest income                               (547,000)           (47,000)
Recapitalization charge                                           206,000
Interest expense                                44,000             51,000
Income taxes                                   822,000            210,000
                                          ------------        -----------
                                               319,000            420,000
                                          ------------        -----------
Net income                                $  8,194,000        $   636,000
                                          ============        ===========

Increased real estate sales and related margins are a result of increasing demand of the Company's North Kohala property in a favorable economic time. Correspondingly, the increased real estate sales have contributed to the approximate 11% decrease in rental revenue. Specifically, the Company has been selling previously rented agricultural land without any development plan. The Company's management anticipates the real estate sales and rental revenue trends will continue in 2001. The approximate 60% increase in cattle sales is attributable to a strong, but difficult to predict, beef market. Hence, future trends are uncertain, although the Company's plan to sell the real estate that is used for the cattle ranch will substantially decrease cattle sales. The approximate 44% increase in water and other revenues is attributable to the success of the Company's eco-tourism operations such as Kohala Ditch kayak rides and Pololu Beach mule rides. The Company's management believes that these eco-tourism operations are consistent with the current tourism trend in Hawaii and can be influential in enhancing the image of the Company's real estate holdings.

The approximate 53% increase in general and administrative expenses is attributable to increased Delaware franchise tax fees, higher allocation of administrative payroll previously capitalized in connection with the now abandoned non-Mahukona development projects and higher professional fees.

While interest expense has remained relatively consistent, interest income has increased substantially as a result of the Company's high cash balance generated from the March 2000 private placement (see Liquidity and Capital Resources). Income taxes, as a percentage of pretax income, decreased by approximately 10 percentage points primarily as a result of the reversal of a deferred income tax asset valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31, 2000 and 1999, the Company's net cash used in operating activities of approximately $1,266,000 and $362,000, respectively, is comprised of the following:

                                          2000               1999
                                          ----               ----
Net income                           $  8,194,000        $   636,000
Depreciation, amortization and
 other noncash charges                    121,000            326,000
Deferred income taxes                     675,000            210,000
Gain on sales of property             (10,418,000)        (1,820,000)
Changes in operating assets
 and liabilities                          162,000            286,000
                                     --------------      -------------
                                     $ (1,266,000)       $  (362,000)
                                     ==============      =============

For the years ended December 31, 2000 and 1999, the Company's net cash provided by investing activities of approximately $1,944,000 and $2,192,000, respectively, is comprised of the following:

                                                 2000                 1999
Capital expenditures including
  real estate development                    $ (2,502,000)       $(1,168,000)
Proceeds from sales of property                11,853,000          3,051,000
Proceeds from notes receivable                    393,000            309,000
Advances to Marine Forest Resort, Inc.         (7,800,000)
                                             --------------      -------------
                                             $  1,944,000        $ 2,192,000
                                             ==============      =============

For the years ended December 31, 2000 and 1999, the Company's net cash provided by (used in) financing activities (excluding the March 2000 private placement discussed below) of approximately $293,000 and ($1,763,000), respectively, is comprised of the following:

                                2000               1999
Debt proceeds               $   630,000        $   160,000
Debt repayments                (409,000)          (347,000)
Capital contributions            72,000            113,000
Capital withdrawals                             (1,689,000)
                            -----------        ------------
                            $   293,000        $(1,763,000)
                            ===========        ============

In March 2000, the Company raised approximately $7.2 million, net of offering costs, pursuant to a private placement of 146,000 shares of its common stock at $50 per share. The proceeds will be used for development of the properties in Hawaii including soft costs of approvals and development (i.e. engineering, architecture, professional fee, etc.), construction, advertising and marketing, offices expense and general working capital purposes.

As of December 31, 2000, the Company has total current assets of approximately $14 million and total current liabilities of approximately $1.1 million or a working capital of approximately $12.9 million. Looking forward to 2001 and beyond, the Company anticipates revenue levels to be relatively consistent with levels experienced during 2000. However, given the Company's anticipated cash requirements to complete the Mahukona Resort project, future capital raising or debt financing activities will be required. If the Company is unsuccessful in its capital raising or debt financing activities, it will modify its Mahukona development plans, whereby it would initially develop the golf course and 1 acre house units using the proceeds of its non-Mahukona development project real estate. Subsequently, as phase two, using proceeds from the sales of its 1 acre house lots as well as the non-Mahukona development project real estate, complete the more costly hotel endeavor.

The anticipated cash requirements to complete the Mahukona Resort project are as follows (in millions):

Golf course                                     $ 5.9

Hotel
         Entry road                $ 1.2
         Infrastructure             22.0
         Timeshare units            17.7
         Park improvements           3.1         44.0
                                   -----

Sports facility                                   0.6

1 Acre house lots                                10.8

Off-site infrastructure                           9.4
                                                -----
                                                 70.7

Less: Costs incurred through
      December 31, 2000                          (9.0)
                                                -----
Anticipated cost to complete                    $61.7

                                       14

ITEM 3.  PROPERTIES.

The lands owned by Chalon Hawaii in North Kohala, Hawaii comprise, as of this date, approximately 16,028.8 acres, (a reduction from the original aggregate holdings after giving effect to pending contracts for the sale of acreage), which land area includes the Mahukona development project area. Chalon Hawaii's primary focus is the development of a hotel, 18-hole golf course and resort homes on approximately 642 acres of land at Mahukona.

The Chalon Hawaii real property is subject to two levels of land use regulation. The first level is through the State Land Use Commission which is the state agency charged with the responsibility of establishing the four (4) district boundaries for lands within the State of Hawaii as Urban District, Agricultural District, Rural District and Conservation District. Pursuant to Hawaii Revised Statutes Chapter 205, the State Land Use Law, the County of Hawaii is delegated the responsibility for implementing zoning regulations and enforcement of the State Land Use Law within all the districts except for the Conservation District. The State of Hawaii Department of Land and Natural Resources ("DLNR") and its Board of Land and Natural Resources ("BLNR") are charged with the responsibility of implementing and enforcing the rules and regulations relating to uses proposed within the Conservation District. As a general rule, the Chalon Hawaii lands at the shoreline are typically designated as Conservation District or Agricultural District, the lands at the mid-level are designated Agricultural District or Urban District, and the lands at the upper forest reserve areas are designated as Agricultural District or Conservation District.

At the County of Hawaii level, all uses and activities are regulated through the provisions of Hawaii County Code Chapter 25, Zoning Code, with additional regulations for lands near the ocean in the County's Special Management Area pursuant to Hawaii Revised Statutes Chapter 205A, and the structural setback requirements in the shoreline setback area prescribed in HRS Section 205A-41, et seq. for the shoreline areas. As noted above, the Conservation District lands and activities therein are controlled by the State DLNR and BLNR.

The specific use and sale of the Chalon Hawaii real property is also regulated by other provisions of the Hawaii Revised Statutes (State law) and Hawaii County Code (County law) which relate to the use, development and sale of real property within the County, to include without limitation, under State law - Hawaii Revised Statues Chapter 6E relating to Historic Preservation, Hawaii Revised Statutes Chapter 343, relating to Environmental Assessments and Environmental Impact Statements, Hawaii Revised Statutes Chapter 484 relating to Uniform Land Sales Practices Act, and Hawaii Revised Statutes Chapter 514a relating to Condominium Property Act, and under County law - Hawaii County Code Chapter 23 relating to Subdivisions, Hawaii County Code Chapter 27 relating to Flood Control, and the Hawaii County General Plan designations for the lands. The specific development regulations applicable to each individual parcel are primarily determined by the County zoning designation, archeological preservation requirements, flood zone regulations and the subdivision, condominium, building, plumbing and electrical codes applicable to each parcel.

The zoning and use regulations specifically relating to the Mahukona development project are subject to the above, and are more particularly expressed in the governmental approvals issued to date which include, without limitation, the following:

     1. State Land Use District Boundary Amendment from Agricultural to Urban for 14.3+/- acres, Ordinance No. 93-113, effective November 8, 1993;

     2.   County Zoning Ordinance No. 93-109, effective November 8, 1993;

     3.   Special Management Area Use Permit No. 341, effective June 24, 1993;
          and

     4.   Golf Course Use Permit No. 111, effective June 24, 1993.

The prior approvals obtained for the Mahukona development project in 1993 were conditional, that is, each approval was subject to various conditions of approval. Certain of these conditions of approval contain time limits or financial compliance requirements, which if not met, may ultimately result in legislative and/or administrative actions to void or revoke the prior approvals. The effect of such adverse actions would be to return the land entitlements to the former zoning, or more appropriate zoning as determined by the County of Hawaii. Chalon Hawaii has continued to maintain the prior approvals through compliance with all applicable conditions. In the future, however, the Company may not be able to maintain compliance with all applicable conditions.

The Hawaii Supreme Court remanded the processing of any further agency actions for proceedings consistent with its opinion in the Citizens for the Protection of the North Kohala Coastline v. County of Hawaii, 91 Haw 94; p.2d 1120 (1999). The Mahukona development environmental impact statement requirement was triggered by the proposal to construct two golf cart underpasses under the State highway. In Hawaii, litigation over the requirements for environmental assessments/environmental impact statements and their effect on existing and proposed permit approvals is an evolving area of law. In light of past litigation, it is probable that a challenge will be made against the project whether an environmental impact statement is conducted or not. Because of the evolving state of the law in this area, there may also be an attempt to again invalidate the prior 1993 permit and legislative approvals. Chalon Hawaii has initiated a redesign of the Mahukona development project to avert or mitigate the need for an environmental impact statement. Chalon Hawaii is fully aware of the situation and is taking all feasible actions to mitigate the risk to the prior approvals in its redesign effort.

For a more detailed recitation of the properties owned by Chalon Hawaii, please refer to previous discussions under Item 1, "Business".

From a business perspective, Chalon Hawaii's property may be divided into two categories. The majority of the Kohala property is zoned agricultural. The Company intends to sell the property in parcels. The details and terms of each of the land sales will be on a transaction by transaction basis. Until such time as the acreage is sold, the parcels are leased on a short-term basis or used for the Company's cattle ranch operation. The Kohala property consists of approximately 15,386 acres, zoned as follows: Agricultural - 76.46%; Conservation - 23.09%; Industrial - .44% and Commercial - .02%. In connection with the sales, it may be necessary to subdivide the property. Contract purchasers have the right to terminate their agreement prior to the Company subdividing the property and prior to the closing of the transaction. The Company intends to develop the Mahukona property of approximately 642 acres as previously discussed as hotel, resort, golf course and residential lots.

     Chalon Hawaii has an available line of credit of up to $500,000 with the First Hawaiian Bank, subject to certain conditions until October 2001. In connection with the establishment of the line of credit the Bank was granted a mortgage on a parcel of 206 acres on which the Chalon office building of approximately 12,000 square feet is located. The line of credit is available for daily operations in the event of a cash flow shortage.

There are no limitations on the percentage of assets which may be invested in a single investment. Further, there are no restrictions on the types of investments the Company may make or the type of properties in which the Company may invest. Moreover, there is no limitations on the number of mortgages which may be placed on one piece of property.

Chalon Hawaii leases two (2) parcels of land from the Bishop Estate. One parcel of 5159 acres is leased for watershed purposes at an annual rental of $28,000. The other parcel of 44 acres is leased for pasture purposes at an annual rental of $9,346.

The Company maintains liability insurance to a maximum of $10,000,000 which it believes is adequate insurance.

For the proposed development of the property and general competitive conditions to which the properties are or may be subject, See Item 1, "Business".

In addition to the office at 850 Fort Plains Road, Howell, New Jersey, the Company presently leases a small office at One World Trade Center, New York, New York on a month to month basis for a monthly rate of $351.00.

Chalon Hawaii maintains offices at 55-515 Hawi Road, Hawi, Hawaii. The building, containing approximately 12,000 square feet, is owned by Chalon.

The Company's offices in Howell, New Jersey are provided without charge by an officer who also resides at the location.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership, as defined in applicable regulations, of our common stock as of December 31, 2000, based on 2,246,000 shares of common stock outstanding including the 2,000,000 issued in connection with the acquisition of Chalon Hawaii, by the following individuals or groups: each person or entity who is known by us to own beneficially more than 5% of our outstanding stock; each of the Named Executive Officers; each director of the Company; and, all directors and executive officers as a group. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock held by them.

Name of                     No. of Shares                Percentage
Owner                      Beneficially Owned             of Class
-----                      ------------------             --------
Yoshihiro Kamon (1)            90,000                        4.0
1-708 2572 Shinohara Kohoku
Yokohama, 2220026 Japan

Chalon Corp. (1)               2,000,000                     89.0
2-2-4 Minamishinden Daito
Osaka 5740023 Japan

Directors/Officers             90,000                        4.0
7 as a group

(1) Yoshihiro Kamon also has a 12% ownership interest in Chalon Corp. and owns 50% of Kamon Corp. which owns 66% of Chalon Corp.

Yoshihiro Kamon and his immediate family directly and indirectly maintain voting control of Chalon Corp. The immediate family consists of his mother and his sister. The majority of shares of Chalon Corp. is owned by an entity which is controlled by Y. Kamon and his immediate family.

Shoichi Kamon does not own any shares of Chalon Corp.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information with respect to executive officers and directors of the Company and its subsidiary as of December 31, 2000.

NAME                           AGE         POSITION HELD
----                           ---         -------------
Yoshihiro Kamon                38       President and sole Director of Surety

Howard R. Knapp                54       Chief Financial Officer of Surety
850 Fort Plains Road
Howell, NJ 17731

Masahiro Kume                  40       Chairman of Chalon Hawaii
66-1309 W. Ko Uka Court
Waimee, HI 96743, USA

Takeshi Okumura                66       President and Director of Chalon Hawaii
HCO-1, Box 571
Hilo, HI 96721, USA

Kengo Aso                      54       Director of Chalon Hawaii
1647-217 Hisa Tomi Goushi-Cho
Kikuchi-gun Kumamoto Japan

Michael Gomes                  52       First Vice President of Chalon Hawaii
PO Box 562
Kapaau, HI 96775 USA

Duane Kanuha                   52       Second Vice President of Chalon Hawaii
PO Box 6532
Hilo, HI 96721 USA

Hermann Fernandez              37       Secretary and Treasurer of Chalon Hawaii
PO Box 293
Hawi, HI 96719 USA

YOSHIHIRO KAMON. Mr. Kamon holds a B.A. degree in economics from Konan University. In addition to being the President and sole Director of the Company, Mr. Kamon has served, from 1996 to 1999, as the Executive Senior Vice President of Chalon International Co. and Executive Director of Chalon Corporation, in which positions he was responsible for general business administration, finance planning, budgeting, negotiations with commercial banks and property management. From 1988 to 1996, he was a director of Chalon Corporation and Special Assistant to Shoichi Kamon, Chairman and President of Chalon Corporation. From 1988 to 1999, Mr. Kamon was the President of Chalon International of Hawaii, Inc., responsible for management of Chalon Hawaii's property on the Island of Hawaii. He was also the Director of the Shanghai International Airport Hotel and restaurant and a Director of Chalon Hong Kong from 1986 to 1996. Mr. Kamon is the brother-in-law of Mr. Kume.

HOWARD R. KNAPP. Having joined the Company in January 1999, Mr. Knapp has served as the Company's Chief Financial Officer since January, 2000. From June 1998 to January 1999, Mr. Knapp served in the Operations Department of Barron Chase. Mr. Knapp served as Senior Vice President of Meridian Equities Company from 1996 to July 1998. Previously, Mr. Knapp worked in the securities industry for over 30 years in various corporations, including trader, bank manager and principal in various offices. Mr. Knapp received a B.S. degree in economics from St. Peter's College in 1974.

MASAHIRO KUME. Mr. Kume joined Chalon Restaurants Corp. in 1979 and in 1989 he became special assistant of Shoichi Kamon, Chairman and CEO of Chalon Group. Mr. Kume has been involved in the development and management of Chalon Group's resort projects, and is presently involved in the development of a networking system for integrated resort management. In 1995 Mr. Kume was appointed a director of Chalon International, Inc., a Japanese corporation, which operates approximately 40 restaurants, 5 hotels and a resort facility, and was appointed Chairman of Board of Chalon International of Hawaii, Inc. in December 1999. From 1990 to 1995 Mr. Kume was the Manager of the Division Development Division of Chalon International (Japan). Mr. Kume is the brother-in-law of Mr. Yoshihio Kamon.

TAKESHI OKUMURA. Mr. Okumura joined Chalon International of Hawaii, Inc. in 1992, working on the planning and development of Chalon Hawaii's properties, and became its President in December 1999. His prior business experience includes being a marketing manager for a cruise company and a branch manger of a commercial bank in California.

KENGO ASO. Mr. Aso joined Chalon Restaurant Corp. in 1970 after his graduation from school in Kumamoto, and has served in numerous management positions for that company's restaurants.

Since 1989, Mr. Aso has been acting director, president and general manager of Shanghai International Airport Hotel, a joint venture project between Chalon Corp. and China Eastern Airline, and acting director of Shanghai International Airport Restaurant. In 1996, Mr. Aso was appointed a director of Chalon International Limited and in 1999 became a director of Chalon International of Hawaii, Inc.

MICHAEL GOMES. Mr. Gomes was born in and is a lifetime resident of Kohala, Hawaii. He was employed by the Mauna Lani Resort as a project manager before joining Chalon in 1990. He was appointed First Vice President of Chalon Hawaii in December, 1999.

DUANE KANUHA. Mr. Kanuha was the former Planning Director of county of Hawaii and has extensive working experience in governmental entities in the State of Hawaii. From 1992 to the present Mr. Kanuha has been employed by Chalon Corp. He was appointed Second Vice President of Chalon Hawaii in December, 1999.

HERMANN FERNANDEZ. Mr. Fernandez joined Chalon Hawaii in 1989, and has served as its Chief Financial Officer. Mr. Fernandez has a BS Degree in accounting from the University of Washington and was employed by the United States Internal Revenue before joining Chalon Hawaii. He was appointed as Secretary and Treasurer in December, 1999.

The Company does not have any employment agreements with its executive officers.

ITEM 6.  EXECUTIVE COMPENSATION.

                           SUMMARY COMPENSATION TABLE

The table below summarizes the compensation awarded to, earned by or paid to the named executive officer for services rendered to the Company in all capacities for the years ended December 31, 1999 and 1998, and the nine months ended September 30, 2000, by each person serving as the Company's Executive Officers in the years ended December 31, 1999 and 1998 and the nine months ended September 30, 2000.


                                                                  Long-Term
                                                                Compensation
                                             Annual                Awards
                                          Compensation           Securities
                                     ----------------------      Underlying
                                                                Options/SARs
Name                     Year        Salary($)      Bonus($)         (#)
-------------------------------------------------------------------------
Yoshihiro Kamon          2000           $0
    "      "             1999           $0
    "      "             1998           $0

Masahiro Kume            2000        $118,200
    "      "             1999           $0
    "      "             1998           $0

Hermann Fernandez        2000        $ 62,904
    "      "             1999        $ 62,904
    "      "             1998        $ 62,904

Mike Gomes               2000        $ 72,960
 "     "                 1999        $ 72,960
 "     "                 1998        $ 72,960

Takeshi Okumura          2000        $118,200
    "       "            1999        $104,785
    "       "            1998        $104,784

Duane Kanuha             2000        $ 88,224
  "     "                1999        $ 88,224
  "     "                1998        $ 88,224

Kengo Aso                2000           $0
 "     "                 1999           $0
 "     "                 1998           $0

Howard R. Knapp          2000           $0
  "    "    "            1999           $0
  "    "    "            1998           $0

Currently, compensation remains at the same rate, but may change in the future.

                      NO OPTION GRANTS IN LAST FISCAL YEAR

No stock options were granted to the named executive officers in the Summary Compensation Table during Fiscal 1999 or 2000 nor have any options ever been granted.

The Company's directors currently serve without compensation.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In October 1998 Yoshihiro Kamon acquired 90% of the issued and outstanding shares of the Company from a shareholder in exchange for $150,000. Thereafter in September, 1999, the Company entered into an Agreement and Plan of Merger and Reorganization, with Chalon International of Hawaii, Inc., a Hawaii corporation ("Chalon Hawaii"), whereby Chalon Hawaii would be merged into a subsidiary of SURETY HOLDINGS CORP., and become a subsidiary of Surety. The Company issued two million shares of its common stock, $.001 par value, to Chalon Corp., the shareholder of Chalon Hawaii, as and for the consideration for this acquisition. The Articles of Merger were filed with the Secretary of State of Hawaii on December 29, 1999. Yoshihiro Kamon, President and Chairman of the Company, is a 12% shareholder of Chalon Corp. and owns 50% of Kamon Corp. which owns 66% of Chalon Corp. Mr. Kamon was President of Chalon Hawaii from 1988 to 1999, and was Executive Director and Vice President of Chalon Corp. from 1988 to 1999. Masahiro Kume, Chairman of Chalon Hawaii, is Mr. Kamon's brother-in law.

During 2000 and 2001, Yoshihiro Kamon advanced the Company $325,000 ($230,000 during 2000) pursuant to one year, 5% promissory notes.

Conflicts

Certain Officers, directors and shareholders of Surety Holdings, Corp. and Chalon Hawaii may also be officers directors and shareholders of other companies with which Surety does business or that engage in the same business as Surety. Accordingly, other companies may be engaged in similar investments or projects which may benefit certain Surety's officers, directors and/or shareholders. As discussed previously Chalon Corp. owns 95% of Surety. In addition, Y. Kamon, his mother and sister indirectly and M. Kume directly have ownership interests in Eco Resort Management Co. Moreover, other companies may have entered into contracts, agreements, arrangements or otherwise do business with Surety which would benefit certain of Surety's officers, directors and/or shareholders.

Yoshihiro Kamon and his immediate family beneficially control Marine Forest Resort, Inc.



Pursuant to promissory notes, during 2000 and 2001, the Company advanced Marine Forest Resort, Inc. ("Marine Forest"), a related Japanese corporation that owns approximately 400 acres of land in Okinawa, Japan, $9.75 million ($7.8 million during 2000). The notes bear interest at the U.S. prime rate (9.5% at December 31, 2000) plus one percent. Under their original terms, the notes are due six months after date of issuance and some, which have become due, have been extended another six months. Further, management has indicated its intention to further extend the notes to January 2003 as a concession to Marine Forest to advance Marine Forest's development projects. In connection therewith, the Company is negotiating management and other strategic arrangements with Marine Forest in connection with Marine Forest's development projects.


In developing its Mahukona property, the Company may utilize the experience of TFP, Inc. Yoshihiro Kamon and his immediate family beneficially control TFP, Inc.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES.

     Our Certificate of Incorporation authorizes 200,000,000 shares of $0.001 par value common stock. As of September 30, 2000, there were issued and outstanding 2,246,000 shares of common stock, including 2,000,000 shares issued in connection with the acquisition of Chalon and the shares issued in a private placement of our securities (discussed in Part II, Item 4).

         The 2,000,000 shares issued in connection with the acquisition of Chalon Hawaii are subject to the agreement of Chalon Corp., the shareholder, not to pledge, hypothecate, assign or sell the shares in the Company for a period of 5 years.

     The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares have the ability to elect the directors. The holders of common stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company has not, however, previously paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, when issued, fully paid and nonassessable.

         The Company's Transfer Agent is Interwest Transfer Co., Inc., 1981 East Murray Holiday Road, Salt Lake City, Utah 84117.

                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is quoted on in the Over-The-Counter Bulletin Board (OTC-BB) under the Symbol "SHDC". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. To date there has been no trading.


The Company had approximately 38 shareholders of record as of December 31, 2000.

The Company has never declared or paid any dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.


Litigation concerning the Mahukona development project was filed in the Third Circuit Court of the State of Hawaii by a citizens' group. The first case was Civil No. 93-418/Hawaii Supreme Court No. 19051, which upheld the Special Management Area Use Permit NO. 341 issued for the Mahukona Development project. The second case was Civil No. 93-417/Hawaii Supreme Court No. 20723, which upheld the State Land Use (Ordinance No. 93-113) and County zoning (Ordinance No. 93-109) ordinances for the Mahukona development project. In that decision, the Hawaii Supreme Court in Citizens for the Protection of the North Kohala Coastline v. County of Hawaii, 91 Hawaii 94, P.2d 1120 (1999) remanded the processing of any further agency actions for proceedings consistent with its opinion. The Court held that an Environmental Impact Statement ("EIS") should have been processed for the project because it involved the use of State lands, (i.e., use of the State highway right-of-way for golf cart underpasses). The nature and extent of further EIS processing will depend on the current Mahukona development project master plan and timeframe for buildout.

The Hawaii Supreme Court remanded the processing of any further agency actions for proceedings consistent with its opinion in the Citizens for the Protection of the North Kohala Coastline v. County of Hawaii, 91 Haw. 94; 979 P.2d 1120
(1999). The Mahukona development environmental impact statement requirement was triggered by the proposal to construct two golf cart underpasses under the State highway. In Hawaii, litigation over the requirements for environmental assessments/environmental impact statements and their effect on existing and proposed permit approvals is an evolving area of law. In light of past litigation, it is probable that a challenge will be made against the project whether an environmental impact statement is conducted or not. Because of the evolving state of the law in this area, there may also be an attempt to again invalidate the prior 1993 permit and legislative approvals. Chalon Hawaii initiated a redesign of the Mahukona development project to avert or mitigate the need for an environmental impact statement. Chalon Hawaii is fully aware of the situation and is taking all feasible actions to mitigate the risk to the prior approvals in its redesign effort.

     Chalon is also the plaintiff in two actions to Quiet Title, as follows:
Chalon/Nuhi, Complaint to Quiet Title, filed October 3, 2000, Civil No. 00-1-0413; and Chalon/Uwaia, Complaint to Quiet Title filed October 23, 2000, Civil No. 00-1-0450. In each of these matters, Chalon is in the process of identifying and serving defendants.

In addition, Chalon has received a demand made by Virginia Carabelli alleging that Chalon must remedy a wrongful representation or omission relating to an access easement in connection with the sale of real property by Chalon to Virginia Carabelli. It is anticipated that a Land Court Petition to Designate Easements will be filed shortly and the parties will execute a settlement agreement and mutual release. The Company does not believe that the outcome of the litigation with respect to the two actions to quiet title and the wrongful representation suit will have a material affect on its business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

      None

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

In December 1999, the Company issued 2,000,000 shares of its common stock in exchange for 2,000,000 shares, or 100% of Chalon's outstanding shares in a recapitalization transaction accounted for as a reverse acquisition with a "shell" company.

In March 2000, the Company raised a total of $7.2 million net of offering costs in private placement of its securities to 31 accredited investors who purchased a total of 146,000 shares.

On March 5, 2000, the Company accepted subscriptions from 26 accredited investors for the issuance of a total of 100,000 shares of the Company's common stock, at a purchase price of $50.00 per share. On March 29, 2000, the Company accepted subscriptions from an additional 5 accredited investors for an additional 46,000 shares of common stock at $50.00 per share.

The private placement were exempt transactions pursuant to Section 4(2),
Section 4(6) and Regulation D, Rule 505 and 506 thereunder. The private placement was a non-public offering to accredited investors.

Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.



ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The By-Laws of the Company contain the following provision:

          Article IX: Indemnification. Each person who at any time is or shall have been a director or officer of the Corporation and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is, or the person or the person's testator or intestate was, a director, officer, employee or agent of the Corporation, or served at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint, venture, trust or other enterprise, shall be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such threatened, pending or completed action, suit or proceeding to the full extent authorized under Section 145 of the General Corporation Law of the State of Delaware. Subject to applicable statutory limitations, in connection with the forgoing the Company may from time to time, in its sole discretion, advance such sums it deems appropriate for defense of any action. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which such director or officer may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

          To the extent that officers, directors, employees and agents of the Company may be indemnified against any cost, loss, or expense arising out of any liability under the '33 Act. Insofar as indemnification for liabilities arising under the '33 Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification for violations of the '33 Act is against public policy and is, therefore, unenforceable.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

CONSOLIDATED FINANCIAL STATEMENTS
   Balance Sheet                                                               2
   Statements of Income                                                        3
   Statements of Stockholders' Equity                                          4
   Statements of Cash Flows                                                  5-6
   Notes to Financial Statements                                            7-16

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Surety Holdings Corp. and Subsidiary

We have audited the accompanying consolidated balance sheet of Surety Holdings Corp. and Subsidiary as of December 31, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Surety Holdings Corp. and Subsidiary as of December 31, 2000, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.




                                /s/ Rothstein, Kass & Company, P.C.




Roseland, New Jersey
March 10, 2001

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000

CURRENT ASSETS
 Cash                                                             $  10,146,784
 Real estate held for sale, current                                   3,340,147
 Other current assets                                                   531,754
                                                                  -------------
  Total current assets                                               14,018,685

NOTES RECEIVABLE, less current maturities                             2,182,223

REAL ESTATE HELD FOR SALE                                            37,001,345

NOTES RECEIVABLE, MARINE FOREST RESORT, INC.,
    including accrued interest (see Note 11)                          8,010,000

REAL ESTATE DEVELOPMENT COSTS                                        32,837,494

PROPERTY AND EQUIPMENT, net                                           3,878,879

DEFERRED TAX ASSET                                                    2,129,000
                                                                  -------------

                                                                  $ 100,057,626
                                                                  =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
 Mortgage note payable, current maturity                          $       9,440
 Notes payable, president, including accrued
   interest                                                             233,300
 Accounts payable                                                       373,379
 Accrued expenses and other current liabilities                         369,114
 Income taxes payable                                                   127,000
                                                                  -------------
  Total current liabilities                                           1,112,233
                                                                  -------------

LONG-TERM LIABILITIES,
 Mortgage note payable, less
   current maturity                                                     416,503
                                                                  -------------

CONTINGENCIES

STOCKHOLDERS' EQUITY
 Common stock, $.001 par value,
   200,000,000 shares authorized,
    2,246,000 shares issued and
   outstanding                                                            2,246
 Capital in excess of par value                                     101,682,972
 Accumulated deficit                                                 (3,156,328)
                                                                  -------------
  Total stockholders' equity                                         98,528,890
                                                                  -------------

                                                                  $ 100,057,626
                                                                  =============



See accompanying notes to consolidated financial statements.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                    2000               1999
                                                ------------        -----------
REVENUES                                        $ 15,220,174        $ 4,341,142

COST OF REVENUES                                   5,450,252          2,465,645
                                                ------------        -----------

GROSS PROFIT                                       9,769,922          1,875,497

GENERAL AND ADMINISTRATIVE
 EXPENSES                                          1,256,578            818,796
                                                ------------        -----------

INCOME FROM OPERATIONS                             8,513,344          1,056,701
                                                ------------        -----------

OTHER INCOME (EXPENSE)
 Recapitalization charge                                               (206,000)
 Interest income                                     546,753             47,370
 Interest expense                                    (44,312)           (51,744)
                                                ------------        -----------
                                                     502,441           (210,374)
                                                ------------        -----------

INCOME BEFORE INCOME TAXES                         9,015,785            846,327

INCOME TAXES                                         822,000            210,000
                                                ------------        -----------

NET INCOME                                      $  8,193,785        $   636,327
                                                ============        ===========

NET INCOME PER COMMON
 SHARE, basic and diluted                       $       3.68        $      0.32
                                                ============        ===========

WEIGHTED AVERAGE COMMON SHARES
 OUTSTANDING, basic and diluted                    2,227,750          2,001,000
                                                ============        ===========



See accompanying notes to consolidated financial statements.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                   COMMON STOCK        CAPITAL IN                         TOTAL
                                   ------------        EXCESS OF       ACCUMULATED    STOCKHOLDERS'
                                SHARES      AMOUNT     PAR VALUE         DEFICIT         EQUITY
                               ---------   --------   ------------    ------------    ------------
BALANCES, January 1, 1999      2,000,000   $  2,000   $ 95,796,594    $(11,986,440)   $ 83,812,154


CAPITAL CONTRIBUTIONS                                      112,967                         112,967


CAPITAL WITHDRAWALS                                     (1,688,889)                     (1,688,889)


RECAPITALIZATION TRANSACTION     100,000        100        149,900                         150,000

NET INCOME                                                                 636,327         636,327
                               ---------   --------   ------------    ------------    ------------
BALANCES, December 31, 1999    2,100,000      2,100     94,370,572     (11,350,113)     83,022,559


CAPITAL CONTRIBUTIONS                                       72,546                          72,546


SALES OF COMMON STOCK, net
 of offering costs               146,000        146      7,239,854                       7,240,000

NET INCOME                                                               8,193,785       8,193,785
                               ---------   --------   ------------    ------------    ------------

BALANCES, December 31, 2000    2,246,000   $  2,246   $101,682,972    $ (3,156,328)   $ 98,528,890
                               =========   ========   ============    ============    ============




See accompanying notes to consolidated financial statements.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                      2000             1999
                                                  ------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                       $  8,193,785      $   636,327
 Adjustments to reconcile net income
  to net cash used in operating activities:
  Depreciation and amortization                        121,072          119,835
  Recapitalization charge                                               206,000
  Deferred income taxes                                675,000          210,000
  Gain on sales of property                        (10,418,149)      (1,820,058)
  Increase (decrease) in cash
   attributable to changes in operating
   assets and liabilities:
  Other current assets                                (107,142)           9,995
  Accounts payable                                     212,679           71,763
  Accrued expenses and other
   current liabilities                                 (70,212)         204,261
  Income taxes payable                                 127,000
                                                  ------------      -----------
NET CASH USED IN OPERATING ACTIVITIES               (1,265,967)        (361,877)
                                                  ------------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property and equipment                  (676,220)        (350,518)
 Proceeds from sales of property                    11,853,297        3,050,820
 Real estate development expenditures               (1,826,019)        (817,611)
 Proceeds from notes receivable                        392,958          309,440
 Advances to Marine Forest Resort, Inc.             (7,800,000)
                                                  ------------      -----------
NET CASH PROVIDED BY INVESTING ACTIVITIES            1,944,016        2,192,131
                                                  ------------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Principal payments on mortgage
  notes payable and bank line of credit               (409,169)        (347,125)
 Proceeds from bank line of credit                     400,000          160,000
 Capital contributions                                  72,546          112,967
 Capital withdrawals                                                 (1,688,889)
 Proceeds from notes payable, president                230,000
 Proceeds from sales of common
   stock, net of offering costs                      7,240,000
                                                  ------------      -----------

NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                               7,533,377       (1,763,047)
                                                  ------------      -----------
NET INCREASE IN CASH                                 8,211,426           67,207

CASH
 Beginning of year                                   1,935,358        1,868,151
                                                  ------------      -----------
 End of year                                      $ 10,146,784      $ 1,935,358
                                                  ============      ===========


See accompanying notes to consolidated financial statements.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                     YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                        2000             1999
                                                     ----------       ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION, cash paid during the
 year for interest                                   $   41,000       $   78,000
                                                     ==========       ==========


SUPPLEMENTAL DISCLOSURES OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

 Liability assumed in recapitalization
   transaction                                       $       --       $   56,000
                                                     ==========       ==========


 Issuance of notes receivable upon
   sales of property                                 $2,291,000       $  432,000
                                                     ==========       ==========



See accompanying notes to consolidated financial statements.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS     In June 1999, Surety Holdings Corp., a Florida
                              corporation (incorporated in December 1995), merged with Surety Holdings Corp., a Delaware corporation (incorporated in May 1999). The surviving Delaware corporation ("Surety") continued the Florida corporation's endeavors of pursuing business opportunities. Chalon
                              International of Hawaii, Inc. ("Chalon"), the sole subsidiary of Surety, was incorporated in Hawaii in December 1988 for the primary purpose of real estate development.

                              In December 1999, Surety issued 2,000,000 shares of its common stock in exchange for 100% of Chalon's outstanding shares in a recapitalization transaction accounted for as a reverse acquisition with a "shell company". Chalon was deemed the accounting acquirer and Surety was deemed the legal acquirer (see Note 3).

                              Surety and Chalon's (collectively, the "Company") primary focus is the development of a hotel, 18-hole golf course and resort homes on 642 acres of land in the North Kahola district of Hawaii Island in the state of Hawaii (the "Mahukona development project") (see Note 5).

                              The current operations of the Company include the sale of its non-Mahukona development project real estate and other ancillary activities, all of which are deemed to be not the future of the Company's business.


2.   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES     Principles of Consolidation

                              The consolidated financial statements of the Company include the accounts of Chalon for the years ended December 31, 2000 and 1999. The consolidated financial statements also include the accounts of Surety from December 29, 1999 (the effective date of the recapitalization transaction/reverse acquisition) to December 31, 2000. All significant intercompany transactions and balances have been eliminated in consolidation.

                              Cash

                              The Company maintains its cash with financial institutions in accounts that at times may exceed insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES
      (CONTINUED)             Property and Equipment

                              Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives.

                                  Buildings and improvements         15-30 Years
                                  Livestock                              7 Years
                                  Orchard                               15 Years
                                  Machinery, equipment and other      5-10 Years

                              Revenue Recognition

                              Revenue from the sale of real estate is recognized at the time title is conveyed to the buyer, minimum down payment requirements are met, the terms of any notes received satisfy continuing payment requirements, and there are no requirements for continuing involvement by the Company with the property.

                              Real Estate Held for Sale and Development Costs

                              Real estate held for sale is stated at the lower of cost or market.

                              All direct and indirect costs (see Note 5) relating to the Company's Mahukona development project are capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Such standard requires costs associated with the acquisition, development, and construction of real estate and real estate-related projects to be capitalized as part of that project. The realization of these costs is predicated on the ability of the Company to successfully open and operate Mahukona. The Company allocates capitalized real estate development costs on a specific identification basis. Common costs and amenities are allocated on a relative fair market value basis.

                              Management believes that the recorded costs associated with real estate held for sale and development costs on the consolidated balance sheet will be recoverable through the sale and development of the properties.

                              Impairment

                              The Company reviews its real estate held for sale, real estate development costs and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine the recoverability of these assets, the Company employs various methods to assess fair value including, but not limited to, analysis of undiscounted net cash flows, third party appraisals or valuations and contractual sales value of similar properties. Impairment is the amount by which the carrying value of the asset exceeds its fair value.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES
      (CONTINUED)             Income per Common Share

                              The Company complies with SFAS No. 128, "Earnings Per Share" which requires dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the Company has no securities or other contracts to issue common stock, basic and diluted net income per common share for the years ended December 31, 2000 and 1999 were the same.

                              Income Taxes

                              The Company complies with SFAS No. 109,
                              "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized.

                              Fair Value of Financial Instruments

                              Financial instruments held by the Company include cash, notes receivable, notes payable and accounts payable. The book value of cash and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The fair values of the notes receivable (excluding the notes receivable from Marine Forest Resort, Inc.- "Marine Forest") and notes payable approximate book values primarily because the contractual interest rates approximate prevailing market rates.

                              The fair value of the notes receivable from Marine Forest (see Note 11) approximate book value. Fair value of the Marine Forest notes is predicated on
                              (i) the discounted present value of the estimated future cash flows of Marine Forest's development projects; (ii) the estimated liquidation value of Marine Forest's development projects; (iii) the relatively short aging of the notes (all notes have been outstanding less than one year) - no change in the credit risk and (iv) interest rates approximating prevailing market rates.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.   SUMMARY OF SIGNIFICANT
      ACCOUNTING POLICIES
      (CONTINUED)             Use of Estimates

                              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   RECAPITALIZATION AND     Recapitalization
      OTHER STOCKHOLDERS'
      EQUITY ACTIVITY         On October 15, 1998, the majority beneficial owner
                              of Chalon ("Beneficial Owner") acquired 90% of the outstanding common shares of Surety Holdings
                              Corp., a Florida Corporation, from an existing shareholder for $150,000. After the June 1999 merger between Surety Holdings Corp., a Florida corporation and Surety (see Note 1) and effective
                              December 29, 1999, Surety entered into an
                              Agreement and Plan of Merger and Reorganization
                              (the "Plan") with Chalon. The Plan provided for
                              Surety to issue 2,000,000 shares of its common stock in exchange for 2,000,000 shares, or 100%, of Chalon. The transaction, which is a recapitalization of the Company, has been accounted for as a reverse acquisition of an inactive "shell company".

                              The costs related to the recapitalization of $206,000, the excess of the Beneficial Owner's purchase price plus the net liability assumed, has been included in other expenses for the year ended December 31, 1999. No goodwill has been recognized since Surety was a "shell company". Accordingly, the accompanying consolidated statements of income include the results of operations of Surety from December 29, 1999, the effective date of the Plan.

                              Additionally, the consolidated statements of stockholders' equity have been retroactively restated to reflect the number of shares received by the stockholders of Chalon in the business combination.

                              While the entities were under common control since October 1998, the transaction was accounted for as a recapitalization of Chalon to reflect its substance. Surety had no activity during the years ended December 31, 1999 and 1998. Other than reflecting Chalon's operations in the period prior to common control being established, recording the transaction as a recapitalization rather than a merger of entities under common control had no material effect on the consolidated financial statements of the Company.

                              Other Stockholders' Equity Activity

                              In March 2000, the Company raised approximately $7.2 million, net of offering costs, pursuant to a private placement of 146,000 shares of its common stock at $50 per share.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.   NOTES RECEIVABLE         At December 31, 2000, the Company had notes
                              receivable aggregating approximately $2,588,000.
                              The notes bear interest at rates ranging from 7% to 10% per annum, mature on various dates through 2011 and are collateralized by real property.

                              Approximate maturities of notes receivable subsequent to December 31, 2000 are as follows:

                              YEAR ENDING DECEMBER 31,
                                          2001                  $  406,000
                                          2002                      41,000
                                          2003                      44,000
                                          2004                     357,000
                                          2005                   1,652,000
                                       Thereafter                   88,000
                                                                ----------
                                                                $2,588,000
                                                                ==========

5.   REAL ESTATE
      DEVELOPMENT COSTS       At December 31, 2000, real estate development
                              costs, attributed primarily to the Company's
                              Mahukona development project, consist of the following:

                              Land and land acquisition costs      $23,908,315
                              Planning and studies                   1,576,515
                              Engineering and architectural            576,483
                              Infrastructure                         3,575,321
                              Professional and consulting fees       1,857,460
                              Other                                  1,343,400
                                                                   -----------
                                                                   $32,837,494
                                                                   ===========

6.   PROPERTY AND EQUIPMENT   At December 31, 2000, property and equipment
                              consist of the following:

                              Land                                 $2,346,169
                              Buildings and improvements            1,766,585
                              Livestock                               763,526
                              Orchard                                 300,000
                              Machinery, equipment and other          480,832
                                                                   ----------
                                                                    5,657,112
                              Less accumulated depreciation
                                 and amortization                   1,778,233
                                                                   ----------

                                                                   $3,878,879
                                                                   ==========

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   MORTGAGE NOTE PAYABLE    The mortgage note, which is collateralized by
      AND CREDIT FACILITY     certain property, is payable in monthly
                              installments of principal and interest through 2019. The mortgage note bears interest based on an adjustable rate (9.125% at December 31, 2000), not to exceed 15%, adjusted annually.

                              Approximate aggregate future required principal payments on the mortgage note at December 31, 2000 are as follows.

                              YEAR ENDING DECEMBER 31,
                                        2001                          $   9,000
                                        2002                             10,000
                                        2003                             11,000
                                        2004                             12,000
                                        2005                             14,000
                                      Thereafter                        370,000
                                                                      ---------
                                                                      $ 426,000
                                                                      =========

                              In addition, the Company has a $500,000 bank line of credit, which bears interest at the U.S. prime rate (9.5% at December 31, 2000) plus 2%. The line of credit is subject to certain conditions as contained in the agreement, collateralized by certain assets of the Company and expires in October 2001. At December 31, 2000, there were no borrowings against the bank line of credit.


8.   NON-CANCELABLE           The Company leases certain parcels of land to
      OPERATING LEASES        tenants, which are used primarily for agricultural
                              purposes, under noncancelable operating leases expiring through 2028. Rental income under these operating leases and month-to-month arrangements was approximately $337,000 and $380,000 for the years ended December 31, 2000 and 1999, respectively. Approximate minimum rentals under the operating leases, excluding renewal options, are as follows:

                              YEAR ENDING DECEMBER 31,
                                        2001                     $  66,000
                                        2002                        61,000
                                        2003                        51,000
                                        2004                        42,000
                                        2005                        39,000
                                      Thereafter                   392,000
                                                                 ---------

                                                                 $ 651,000
                                                                 =========

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   INCOME TAXES             At December 31, 2000, the Company's deferred
                              income tax asset is comprised of the tax benefit associated with the following items based on the statutory tax rates currently in effect:

                              Net operating loss carryforwards
                                and credits                          $ 1,472,000

                              Difference between financial
                               and tax bases of assets                   657,000
                                                                     -----------

                                                                     $ 2,129,000
                                                                     ===========

                              The provision for income taxes in the accompanying consolidated statements of income consisted of the following for the years ended December 31, 2000 and 1999:

                                                        2000            1999
                                                     ---------       ---------
                              CURRENT, federal       $ 147,000       $      --
                                                     ---------       ---------

                              DEFERRED
                                     Federal           555,000         178,000
                                     State             120,000          32,000
                                                     ---------       ---------

                                                       675,000         210,000
                                                     ---------       ---------

                                                     $ 822,000       $ 210,000
                                                     =========       =========

                              The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the years ended December 31, 2000 and 1999:

                                                                2000     1999
                                                                ----     ----

                              Provision for income taxes
                               at the federal statutory rate      34%      34%

                              State income tax,
                               net of federal tax benefit          6        6

                              Effect of change in
                               valuation allowance               (31)     (15)
                                                                ----     ----

                                                                   9%      25%
                                                                ====     ====

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   INCOME TAXES             At December 31, 2000, the Company had net
      (CONTINUED)             operating loss carryforwards of approximately $3
                              million available to offset future income subject to tax. The net operating loss carryforwards expire through 2018.


10.  CONTINGENCIES            The prior approvals obtained for the Mahukona
                              development project are conditional; that is, each approval is subject to various conditions of approval. Certain of these conditions of approval contain time limits or financial compliance requirements, which if not met, may ultimately result in legislative and/or administrative actions to void or revoke the prior approvals. The effect of such adverse actions would be to return the land entitlements to the former zoning, or more appropriate zoning as determined by the County of Hawaii. The Company has continued to maintain the prior approvals through compliance with all applicable conditions. In the future, however, the Company may not be able to maintain compliance with all applicable conditions.

                              Approval of an environmental assessment and a permit to utilize state lands for a cart underpass servicing the golf course, which must go under a state highway, must still be obtained. These requirements resulted, in part, from an appeal filed by a citizens group challenging the Company's approvals, and it can be anticipated that this group will appeal future approvals or permits. There can be no assurance that such matter will be favorably resolved. An adverse outcome of such matter will adversely impact the Company's development plans.

                              The Company is involved in certain legal actions that arose in the normal course of business. In the opinion of the Company's management, the resolution of these matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.


11.  RELATED PARTY            During 2000 and 2001, the Company's President
      TRANSACTIONS            advanced the Company $325,000 ($230,000 during
                              2000) pursuant to one-year, 5% promissory notes.
                              Related interest expense for 2000 is approximately
                              $3,000.

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11.  RELATED PARTY
      TRANSACTIONS
      (CONTINUED)             Pursuant to promissory notes, during 2000 and
                              2001, the Company advanced Marine Forest Resort,
                              Inc. ("Marine Forest"), a related Japanese corporation that owns approximately 400 acres of land in Okinawa, Japan, $9.75 million ($7.8 million during 2000). The notes bear interest at the U.S. prime rate (9.5% at December 31, 2000) plus one percent. Under their original terms, the notes are due six months after date of issuance and some, which have become due, have been extended another six months. Further, management has indicated its intention to further extend the notes to January 1, 2003 as a concession to Marine Forest to advance Marine
                              Forest's development projects. In connection therewith, the Company is negotiating management and other strategic arrangements with Marine
                              Forest, in connection with Marine Forest's development projects. Related interest income for 2000 is approximately $210,000. Through December
                              31, 2000, no interest has been paid, however management anticipates interest payments to begin, in undetermined intervals and installments, on or about December 31, 2001.

                              Management believes the Marine Forest promissory notes and related accrued interest are fully collectible (also see Note 2, "Fair Value of Financial Instruments").


12.  SEGMENT REPORTING        As discussed in Note 1, the Company's primary
                              business focus is the Mahukona development project. Nonetheless, the Company complies with SFAS No. 131 "Disclosures about Segments of an
                              Enterprise and Related Information", which provides information about the Company's current business activities. Management has divided the Company into the following segments: real estate sales, rental activity, cattle sales and other.
                              Transactions between segments are not common and are not material to the segment information. Some business activities that cannot be classified in the aforementioned segments are shown under "corporate".

                      SURETY HOLDINGS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.  SEGMENT REPORTING
      (CONTINUED)             Operating results, by segment for the years ended
                              December 31, 2000 and 1999 are as follows (in thousands):

                                      2000

                                      Real Estate            Cattle
                                         Sales      Rental   Sales    Other    Corporate   Total
                                      ---------------------------------------------------------------
Total revenues                         $ 14,145     $   336  $  488   $  251              $ 15,220
Total cost of revenues                    4,954         133     163      200                 5,450
                                       --------     -------  ------   ------              --------

Segment profit                            9,191         203     325       51                 9,770
General and administrative expenses                                              (1,257)    (1,257)
Interest income, net                                                                503        503
Income taxes                                                                       (822)      (822)
                                       --------     -------  ------   ------   --------   --------
Net income (loss)                      $  9,191     $   203  $  325   $   51   $ (1,576)  $  8,194
                                       ========     =======  ======   ======   ========   ========
Total assets                           $ 42,929     $ 1,979  $   37   $  119   $ 54,994   $100,058
                                       ========     =======  ======   ======   ========   ========

                                      1999

                                      Real Estate            Cattle
                                         Sales      Rental   Sales     Other   Corporate   Total
                                      ------------------------------------------------------------
Total revenues                         $  3,483     $   380  $  304   $  174              $  4,341
Total cost of revenues                    1,907         149     204      206                 2,466
                                       --------     -------  ------   ------   --------   --------
Segment profit (loss)                     1,576         231     100      (32)                1,875
General and administrative expenses                                                (819)      (819)
Recapitalization charge                                                            (206)      (206)
Interest expense, net                                                                (4)        (4)
Income taxes                                                                       (210)      (210)
                                       --------     -------  ------   ------   --------   --------
Net income (loss)                      $  1,576     $   231  $  100   $  (32)  $ (1,239)  $    636
                                       ========     =======  ======   ======   ========   ========
Total assets                           $ 44,812     $ 1,982  $   41   $  118   $ 37,108   $ 84,061
                                       ========     =======  ======   ======   ========   ========

                              Included in corporate total assets at December 31, 2000 and 1999 is real estate development costs attributed primarily to the Mahukona development project of approximately $32.8 million and $31.1 million, respectively (see Note 5).

                                    PART III

EXHIBITS:

 2.01     Certificate of Incorporation*

 2.02     Certificate of Merger, with Agreement of Merger annexed*

 2.03     By-Laws, with adopting resolution*

 2.04     Amendment to By-Laws*

 5.01     Lock Up Agreement by Chalon Corp.*

 8.01 Agreement and Plan of Merger and Reorganization by and between Surety Holdings Corp., Chalon Acquisition Corp. and Chalon International of Hawaii, Inc.*

99 Promissory Note Agreements between Surety and Marine Forest Resort, Inc. 10 Promisory Notes totalling $9.75 million.

------------

* Previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:                               SURETY HOLDINGS CORP.



Date: June 13, 2001                   By:  /s/ Howard R. Knapp
                                           ----------------------------
                                               Howard R. Knapp
                                               Chief Financial Officer